Exhibit 11.1

Corporate Officer Regulations

(Purpose)

Article 1

The Board of Directors (the “Board”) of NKSJ Holdings, Inc. (the “Company”) specifies in these regulations the code of conduct that all directors and executive officers (collectively, “Officers”) are required to adhere to, acts that they are prohibited from committing, and action to take if these rules are contravened. These regulations are intended to ensure that Officers carry out their job duties fairly and appropriately.

(Officers Code of Conduct)

Article 2

Officers shall adhere to the code of conduct embodied by the following items.

(1)	Officers shall carry out their job duties in compliance with the Companies Act, the Insurance Business Act, and other relevant laws and regulations, the Company’s Articles of Incorporation, shareholder general meeting resolutions, Board resolutions, the Basic Policy on Establishment of Internal Control Systems and the Compliance Regulations approved by the Board, and other internal regulations established by the Company (collectively, “Laws, Regulations, and Other Rules”).

(2)	Officers shall not act in their own interests but instead place the highest priority on the Company’s interests and carry out their duties faithfully and honestly. Officers shall work to acquire the knowledge and experience sufficient to properly, fairly, and efficiently manage group financial institutions and other companies, as called for by the Financial Services Agency’s Guidelines for Financial Conglomerates Supervision, and work to enhance and acquire other knowledge and experience relevant to their management functions.

(3)	In both their public and private affairs, Officers will endeavor to act in accord with social standards.

(Prohibited Acts)

Article 3

Officers must not commit any of the following acts.

(1)	Acts that contravene any of the Laws, Regulations, and Other Rules

(2)	Acts that damage the Company’s interests

(3)	Acts that damage trust in the Company

(Disciplinary Action)

Article 4

1. The Board, by its resolution, may discipline Officers (including those who departed office no more than two years earlier; this applies to Paragraph 1 of Article 5 below also) if any of the following occurs during their terms of office. The same applies to Officers who met disciplinary criteria stipulated in the Company’s Employment Regulations before they assumed office.

(1)	An Officer commits any act described in Article 3

(2)	An employee of the organizational unit for which the Officer was responsible violated a law, regulation, or material internal regulation, and the internal control systems that the Officer was required to have implemented to prevent such violations were deficient.

2. Disciplinary action taken under Paragraph 1 immediately above shall be any of the following.

(1)	Reprimand

(2)	Reduction or nonpayment of compensation or bonus

(3)	Change of Officer rank or assigned job duties

(4)	Call for resignation

(5)	Dismissal (with respect to directors, this means proposing the director’s dismissal at a general shareholders’ meeting)

3. If the Board resolves to discipline a director under Paragraph 2 immediately above, the agreement of the director concerned shall be obtained before the disciplinary action is taken.

4. Paragraph 1 of this Article does not inhibit the Company’s ability to pursue a director’s liability under the Companies Act and other laws and regulations.

(Independent Action)

Article 5

1. If any circumstances that materially affect the Company’s management arise and the Board deems it necessary to clarify managerial responsibility for those circumstances separately from any disciplinary action under Paragraph 1 of Article 4 above, the Board may resolve to call on Officers to take independent action.

2. Independent action called for under Paragraph 1 immediately above shall be any of the following.

(1)	Complete or partial return of compensation or bonus

(2)	Resignation

3. If the Board resolves to call on a director to take independent action under Paragraph 1 immediately above, the agreement of the director concerned shall be obtained before any reduction or nonpayment of compensation or bonus called for by the resolution is implemented.

4. Paragraph 1 of this Article does not inhibit the Company’s ability to pursue, under the Companies Act and other laws and regulations, the liability of a director called on to take independent action.

(Establishment of Advisory Committee)

Article 6

1. If the Board determines that any of the items below apply, it shall resolve to establish an advisory committee and consult that committee on the need for and content of any disciplinary or independent action. However, the Board does not need to do this if it decides only to issue a reprimand under Item 1, Paragraph 2, Article 4.

(1)	An Officer may be subject to action under Paragraph 1 of Article 4

(2)	The Board deems it necessary to clarify managerial responsibility in accord with Paragraph 1 of Article 5

2. Any Officers who may be subject to action under Paragraph 1 immediately above (the “Officers Concerned”) may express opinions at the Board meeting convened to pass the resolution mentioned in Paragraph 1 immediately above.

(Role and Composition of Advisory Committee)

Article 7

1. The advisory committee (the “Committee”) examines the relevant facts; determines whether Officers may be subject to action under any of the items in Paragraph 1 of Article 6; based on that determination, discusses the need for and content of any disciplinary or independent action; and reports its findings to the Board.

2. The Committee shall be composed of committee members selected by Board resolution from among directors, executive officers, corporate auditors, and outside experts. However, the committee must comprise at least one corporate auditor and one outside expert as committee members.

3. A Committee chairperson shall be selected by Board resolution. Said chairperson shall convene and chair the Committee’s meetings.

4. If the Committee intends to report to the Board that disciplinary action should be taken, the Committee must first hear opinions from the Officers Concerned.

(Disclosure of Disciplinary or Independent Action)

Article 8

1. If the Board passes a resolution under Paragraph 1 of Article 4 or Paragraph 1 of Article 5 and determines that the facts necessitating the disciplinary or independent action substantially affect the interests of insurance policyholders or other parties, said resolution shall call for disclosure of a summary of the relevant circumstances and, for each Officer rank, details of any disciplinary or independent action decided on.

2. Notwithstanding Paragraph 1 immediately above, the Board may decide to include in a resolution made under Paragraph 1 immediately above provisions calling for the disclosure of a summary of the relevant circumstances; the names of any persons concerned; and for each individual concerned, the details of any disciplinary or independent action decided on.

(Amendment or Abolishment of Regulations)

Article 9

1. These regulations are established by Board resolution.

2. After being established under Paragraph 1 immediately above, these regulations shall be reaffirmed annually by Board resolution at the first Board meeting held after the annual general shareholders’ meeting.

(Administration of Regulations)

Article 10

The Corporate Planning Department is responsible for administering these regulations.

(Effective Date)

Article 11

These Regulations are effective from April 1, 2010.

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